SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Vodafone Group Plc
(Name of Issuer)

Ordinary Shares of 20 20/21 US cents each
(Title of Class or Securities)

BH4HKS3
(SEDOL Number)

November 7, 2022
(Date of Event to Which This Filing Relates)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	Names of reporting persons: Atlas 2022 Holdings Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization: Cayman Islands
Number of shares beneficially owned by each reporting person with	5	Sole voting power: 2,752,397,163 ordinary shares [1,2]
	6	Shared voting power: 0 ordinary shares
	7	Sole dispositive power: 2,752,397,163 ordinary shares
	8	Shared dispositive power: 0 ordinary Shares[1]
9	Aggregate amount beneficially owned by each reporting person: 2,752,397,163 ordinary shares[1,2]
10	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in row (11): 10%[1,2]
12	Type of reporting person (see instructions): CO

1	Atlas 2022 Holdings Limited is wholly-owned by Emirates Telecommunications Group Company PJSC (“e&”), which is in turn 60% owned by the Emirates Investment Authority (“EIA”). Together these entities indirectly and directly beneficially own 2,752,397,163 ordinary shares of Vodafone Group Plc (“Vodafone”), as of November 8, 2022, representing approximately 10% of the voting rights attached to Vodafone shares.
2	Based on a total of 27,521,089,907 ordinary shares outstanding as of November 7, 2022 as reported by Vodafone in its press release dated November 7, 2022.

1	Names of reporting persons: Emirates Telecommunications Group Company PJSC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization: United Arab Emirates
Number of shares beneficially owned by each reporting person with	5	Sole voting power: 2,752,397,163 ordinary shares[1,2]
	6	Shared voting power: 0 ordinary shares
	7	Sole dispositive power: 2,752,397,163 ordinary shares[1,2]
	8	Shared dispositive power: 0 ordinary shares
9	Aggregate amount beneficially owned by each reporting person: 2,752,397,163 ordinary shares[1,2]
10	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in row (11): 10%1, 2,
12	Type of reporting person (see instructions): CO

1	Atlas 2022 Holdings Limited is wholly-owned by Emirates Telecommunications Group Company PJSC (“e&”), which is in turn 60% owned by the Emirates Investment Authority (“EIA”). Together these entities indirectly and directly beneficially own 2,752,397,163 ordinary shares of Vodafone Group Plc (“Vodafone”), as of November 8, 2022, representing approximately 10% of the voting rights attached to Vodafone shares.
2	Based on a total of 27,521,089,907 ordinary shares outstanding as of November 7, 2022 as reported by Vodafone in its press release dated November 7, 2022.

1	Names of reporting persons: Emirates Investment Authority
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization: United Arab Emirates
Number of shares beneficially owned by each reporting person with	5	Sole voting power: 0
	6	Shared voting power: 2,752,397,163 ordinary shares[1,2]
	7	Sole dispositive power: 0
	8	Shared dispositive power: 2,752,397,163 ordinary shares[1]
9	Aggregate amount beneficially owned by each reporting person: 2,752,397,163 ordinary shares[1,2]
10	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in row (11): 10%1, 2,
12	Type of reporting person (see instructions): OO3

1	Atlas 2022 Holdings Limited is wholly-owned by Emirates Telecommunications Group Company PJSC (“e&”), which is in turn 60% owned by the Emirates Investment Authority (“EIA”). Together these entities indirectly and directly beneficially own 2,752,397,163 ordinary shares of Vodafone Group Plc (“Vodafone”), as of November 8, 2022, representing approximately 10% of the voting rights attached to Vodafone shares.
2	Based on a total of 27,521,089,907 ordinary shares outstanding as of November 7, 2022 as reported by Vodafone in its press release dated November 7, 2022.
3	EIA is a public institution established in 2007 by the Government of the United Arab Emirates as sole Federal investment vehicle. EIA is wholly owned and subject to constitutional supervision by the Government. EIA is an independent legal identity with full capacity to act in fulfilling its statutory mandate and objectives.

Explanatory Note

Pursuant to Rule 13d-2 promulgated under the Act, the Reporting Persons are filing this Amendment No. 1 to Schedule 13G (this “Amendment No. 1”) to report that, based on the number of the Issuer’s outstanding ordinary shares, as reported in the Issuer’s press release dated November 7, 2022, the Reporting Persons are now the beneficial owner of slightly more than 10% of the Issuer’s ordinary shares. The increase in the Reporting Persons’ beneficial ownership since the filing of the statement on Schedule 13G filed with the United States Securities and Exchange Commission on May 16, 2022 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment No. 1, the “Schedule 13G”) resulted entirely from a decrease in the number of the Issuer’s outstanding ordinary shares. The Reporting Person has not acquired beneficial ownership of any additional ordinary shares of the Issuer since the filing of the Original Schedule 13G.

Schedule 13G

Item	1. (a) Name of Issuer.

Vodafone Group Plc (the “Issuer”)

Item 1. (b) Address of Issuer’s Principal Executive Offices.

Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England.

Item	2. (a, b, c) Names of Person Filing, Address of Principal Business Office, Citizenship.

This Schedule 13G is being filed by:

(i)	Atlas 2022 Holdings Limited, a limited liability exempted company formed under the laws of the Cayman Islands (“Atlas Holdings”);
(ii)	Emirates Telecommunications Group Company PJSC, a public joint-stock company incorporated under the laws of the United Arab Emirates (“e&”); and
(iii)	Emirates Investment Authority, a public institution established under the laws of the United Arab Emirates (“EIA”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as attached in exhibit 99.1. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13G.

Atlas Holdings is a wholly-owned subsidiary of e&, which in turn is 60% owned by EIA (which, therefore, is deemed a control person of Atlas Holdings and e&).

The address of the principal business office of Atlas Holdings is 190 Elgin Avenue, George Town, Grand Cayman KY1-9001, Cayman Islands.

The address of the principal business office of e& is Emirates Telecommunications Group Company PJSC, Head Office Building, Intersection of Zayed the 1st Street and Sheikh Rashid Bin Saeed Al Maktoum Street, PO Box 3838, Abu Dhabi.

The address of the principal business office of EIA is PO Box 3235, International Tower, ADNEC Capital Centre, Abu Dhabi United Arab Emirates.

Item 2. (d) Title of Class of Securities.

The Issuer’s Ordinary Shares of 20 20/21 US cents each (“ordinary shares”).

Item 2. (e) SEDOL (and CUSIP) Number.

There is no CUSIP number assigned to the Issuer’s ordinary shares. The ordinary shares SEDOL number is BH4HKS3. CUSIP 92857W308 has been assigned to the American Depository Receipts ("ADRs") of the Issuer, which are quoted on the NASDAQ under the symbol "VOD". Each ADR represents 10 ordinary shares.

Item	3.

Not applicable.

Item	4. Ownership.

The aggregate percentage of ordinary shares reported by each person named herein is based upon 27,521,089,907 ordinary shares outstanding as of November 7, 2022, as reported by the Issuer in its press release dated November 7, 2022.

A. Atlas Holdings

(a)	Row (9) of the cover pages to this Schedule 13G is hereby incorporated by reference.
(b)	Row (11) of the cover pages to this Schedule 13G is hereby incorporated by reference.
(c)	Rows (5) through (8) of the cover pages to this Schedule 13G set forth the number of ordinary shares as to which there is sole power to vote or direct the vote or to dispose or to direct the disposition, and the number of Ordinary Shares of the Issuer as to which there is shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition.

B. e&

(a)	Row (9) of the cover pages to this Schedule 13G is hereby incorporated by reference.
(b)	Row (11) of the cover pages to this Schedule 13G is hereby incorporated by reference.
(c)	Rows (5) through (8) of the cover pages to this Schedule 13G set forth the number of Ordinary Shares as to which there is sole power to vote or direct the vote or to dispose or to direct the disposition, and the number of Ordinary Shares of the Issuer as to which there is shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition.

C. EIA

(a)	Row (9) of the cover pages to this Schedule 13G is hereby incorporated by reference.

(b)                Row (11) of the cover pages to this Schedule 13G is hereby incorporated by reference.

(c)	Rows (5) through (8) of the cover pages to this Schedule 13G set forth the number of Ordinary Shares as to which there is sole power to vote or direct the vote or to dispose or to direct the disposition, and the number of Ordinary Shares of the Issuer as to which there is shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition.

Item 5.   Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    ☐.

Item	6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item	7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See Item 2.

Item	8. Identification and Classification of Members of the Group.

Not applicable.

Item	9. Notice of Dissolution of Group.

Not applicable.

Item	10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 2022

ATLAS 2022 HOLDINGS LIMITED

By:

/s/ Hasan Al Hosani

Name: Hasan Al Hosani

Title: Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 2022

EMIRATES TELECOMMUNICATIONS GROUP COMPANY PJSC

By:

/s/ Hasan Al Hosani

Name: Hasan Al Hosani

Title: Corporate Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 2022

EMIRATES INVESTMENT AUTHORITY

By:

/s/ Mubarak Rashed Al Mansoori

Name: Mubarak Rashed Al Mansoori

Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No	Description
99.1	Joint Filing Agreement, dated May 16, 2022 (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons with the SEC on May 16, 2022).